Exhibit 10.31


October 18, 2001

Mr. John Saunders
8476 Portland Place
McLean, VA  22101

Dear John:

         On behalf of Visual Networks, Inc. ("Visual"), it is my pleasure to confirm in writing our offer of employment for the position of Vice President, Finance. We feel that your unique skills and experience will be an asset to our Company and that Visual will offer you an enriching and challenging opportunity. The details of our offer are included in the Terms of Employment attachment.

         As a new employee, you will attend Visual's New Employee Orientation on your first day of employment to introduce you to the Company and its various benefits and programs. At that time, you will be provided with all of the necessary paperwork to complete the new hire process.

         In accordance with the Immigration Reform and Control Act of 1986
(IRCA) and any amendments, Visual is required to verify the identity and employment eligibility of each new employee. You will be asked to complete the Employment Eligibility Verification (Form I-9) on your first day of employment. Please review the enclosed list of acceptable documentation prior to your first day so that you can plan on providing the appropriate proof. Under federal law, if you fail to provide proof of eligibility of employment within three business days of your employment, Visual will be required to terminate the employment relationship. This offer, therefore, is contingent upon your providing the necessary documents within three business days from your start date.

         Once employed, you will be eligible to participate in Visual's comprehensive benefits package, based on eligibility requirements, including health insurance (medical, dental, and vision), short and long term income maintenance protection (disability), life insurance, and a 401(k) deferred income plan. These benefits represent Visual's commitment to you, your dependents, and/or beneficiaries. Should you elect not to participate in the Company-provided health insurance benefits, and subject to providing proof of coverage under an alternative plan, you will be eligible to receive an additional $75.00 gross per month, in lieu of such Company-provided coverage.

         This letter is a summary of the Company's employment offer to you. It is not a contract, and your employment at Visual will at all times be at-will and for an unspecified duration. This letter does not alter your right or Visual's right to terminate the employment relationship at any time or for any reason. Based on your individual skills and contributions, you may be asked to participate on team assignments different from the assignment given upon your initial employment. Additionally, from time to time, we review our benefits programs, policies, and practices, and we may alter or change them at any time at our discretion.

         This offer of employment is contingent upon your execution of this offer letter and the "Confidentiality, Non-Disclosure, and Non-Solicitation Agreement". Prior to your anticipated start date, please sign one copy of each document, keep one copy of each for your files, and return the signed originals to Human Resources.

         We sincerely believe that this position will offer you a challenging opportunity and will be professionally and personally satisfying to you. Should you have any questions, please feel free to contact me at any time at (301) 296-3340.

         We look forward to having you join us during one of the most challenging and exciting periods in Visual's history.

         Welcome to Visual Networks!!


Sincerely,


Tracy Behzad
Vice President, Human Resources


ACCEPTED BY:

----------------------------------               -----------------------------
John Saunders                                                 Date


Enclosures

*Stock Options are subject to the Terms and Conditions set by Visual's Board of Directors

                               Terms of Employment

Employee:         John Saunders

Employer:         Visual Networks, Inc.

Position:         Vice President, Finance
                  Employee is expected to be elevated to the position of Chief
                  Financial Officer no later than February 1, 2002. *

Supervisor:       President

Functional Responsibilities:  Accounting, Finance, Legal, and Facilities

Start Date:       October 29, 2001

This document does not constitute an employment contract. Visual Networks is an "at will" employer and can terminate any employment relationship with or without cause.

Cash Compensation

Annual base pay       $185,000, payable in accordance with Visual Networks'
regular payroll plan.

Annual Target Bonus: $61,667 at plan (2001 and 2002 plans to be determined by President). For 2001, this bonus will be prorated for two months.

     *In the event that the Company does not elevate Employee to the position of Chief Financial Officer by February 1, 2002 for any reason, Employee shall, at his option, be entitled to a lump sum amount of $46,250 (plus all accrued but unpaid compensation and benefits) in the event he no longer desires to be employed by the Company. Additionally, if Employee is terminated "without cause" at any time prior to February 1, 2002, Employee shall be entitled to a lump sum amount of $46,250 (plus all accrued but unpaid compensation and benefits).

Stock Compensation

     Employee will be granted non-statutory stock options to purchase 150,000 shares of the Company's common stock at an exercise price equal to the fair market value of the Company's common stock on the first day of employment. These options will vest in accordance with Employee's Option Agreement.

     The Option Agreement shall provide that in the event of change of control as a result of acquisition, merger, consolidation, transfer of all or substantially all of the assets of the Company or event, then all options would vest in full coincident with such event.

Benefits

     Beginning  November 1, 2001,  Visual  Networks  will provide  comprehensive
medical  insurance,   dental  insurance  and  short  and  long-term   disability
protection. The company also provides a $100,000 term life insurance policy.

     You will be given 20 days of leave annually for sickness, vacation, or other personal matters. Additionally, four weeks of "sabbatical" will be earned every four years and must be taken within a finite period of being earned. All leave must be approved by employee's supervisor.

     Visual Networks has 10 paid holidays per year.

     You will be eligible for participation in other employee benefits such as the 401(k) Plan, the Employee Stock Purchase Plan and Evergreen stock option grants in accordance with eligibility requirements and company practices.